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Media Contacts:
ICO-Teledesic Global
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    Bob Ratliffe    +1.425.828.8686; bobr@eriv.com
    Roger Nyhus     +1.206.915.3878; roger@nyhus.com

CCII
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    C. J. Waylan    +1.770.667.3089 or +1.703.938.4326; jwaylan@aol.com

                   ICO-TELEDESIC GLOBAL AND CCI INTERNATIONAL
                          REACH COLLABORATION AGREEMENT

KIRKLAND, Wash., and WASHINGTON - March 22, 2001 - In its second such agreement in a week, ICO-Teledesic Global Limited, a holding company for telecommunications pioneer Craig McCaw's satellite assets, and CCI International, NV (CCII), a mobile satellite communications company, today announced that they have reached a collaboration agreement.

Like its agreement with Ellipso Inc. announced March 14, ICO-Teledesic Global, through its affiliate New ICO, and CCII will work together on technical, financial, business and regulatory issues to build a spectrum-efficient satellite communications system. The agreement ultimately could lead to a strategic alliance and the merger of ICO-Teledesic Global and CCII assets, subject to shareholder and regulatory approvals.

"By partnering with our peers in the industry, we're working hard to preserve the considerable public benefits of mobile satellite services," ICO-Teledesic Global Chairman Craig McCaw said.

Dr. C. J. Waylan, a director and spokesman for CCII, added, "The opportunity to collaborate with ICO-Teledesic Global to bring a viable voice and data solution to markets currently under-served is in the best interest of our shareholders as well as potential customers around the world. This industry has experienced more than its share of startup problems as companies have been trying to get to stable operating points to serve these important markets. By collaborating with ICO-Teledesic Global, we hope to achieve a marketplace solution that eliminates the economic deficiencies of prior systems."

CCI International N.V. was established in 1998 to implement the low-Earth-orbit satellite system that was initially licensed in 1997 to Constellation Communications, Inc. Utilizing a unique, two-phase plan, CCII would initially serve the equatorial band around the world between the Tropic of Cancer and the Tropic of Capricorn where more than one-fourth of the world's population resides. This region is very attractive to a satellite solution because of the very low levels of existing telecommunications infrastructure to serve its numerous developing areas that are remote from established communication systems. A second phase of satellites following the initial equatorial phase would provide worldwide coverage.

ICO-Teledesic Global has proposed mergers of New ICO and Teledesic with ICO-Teledesic Global. London-based New ICO is developing a mobile satellite system to offer high-quality mobile voice services and medium-speed wireless Internet and other packet-data services on a global basis. Bellevue, Wash.-based Teledesic is developing a global broadband satellite communications network.

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